UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

MARKET DATA CONSULTANTS INC.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	98-0485299 I.R.S. Employer Identification No.

Rm 1901-2, Lucky Building

39 Wellington Street, Central, Hong Kong

 (Address of principal executive offices)

Issuers telephone number (852) 2802-8663

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

80,000,000 shares of common stock, $.001 par value
(Title of Class)

Table of Contents

PART I

1

Item 1. Description of Business

1

Item 2. Management's Discussion and Analysis or Plan of Operation

9

Item 3. Description of Property

12

Item 4. Security Ownership of Certain Beneficial Owners and Management

12

Item 5. Directors and Executive Officers, Promoters and Control Persons

13

Item 6. Executive Compensation

14

Item 7. Certain Relationships and Related Transactions

14

Item 8. Description of Securities

15

PART II

16

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

16

Item 2. Legal Proceedings

17

Item 3. Changes in and Disagreements with Accountants

17

Item 4. Recent Sales of Unregistered Securities

17

Item 5. Indemnification of Directors and Officers

17

PART F/S

20

Item 1. Audited Financial Statements

20

PART III

29

Item 1. Index to Exhibits

29

Item 2. Description of Exhibits

29

SIGNATURES

29

-ii-

PART I

Item 1. Description of Business

Business Development

Market Data Consultants Inc. (hereinafter also referred to as “we,” “us,” the “Company”, “MDCI”) was incorporated in the State of Delaware on December 15, 2005.  We are a development stage company formed to explore business opportunities and provide consulting services to business partners. To date, the Company’s only activities have consisted of developing its business plan, raising initial capital, and signing an agreement with a business partner.  We have not commenced any commercial operations, nor have we earned revenue from any business operations.

On February 1, 2006, the Company entered into an agreement with Market Data Consultants Limited (“MDC Limited”), a British Virgin Islands corporation, in which it agreed to resell market data management software product called INFOmatch (the “Products”). MDC Limited acquired the right to license INFOmatch from a Netherlands-based company called Screen Consultants (“Screen”) on November 7, 2005. INFOmatch is a software package that identifies and organizes costs for items related to information services used by professional investors in the financial investment industry.

Under the agreement, the Company will introduce MDC Limited to new business opportunities by locating potential customers of the Products within Hong Kong, Singapore, Australia, Taiwan, and China.  Because the Company is most familiar with the Hong Kong market, it will focus on the Hong Kong region first. MDCI will also provide consulting services to MDC Limited. We will conduct research on market information, on statistical data, and on performance of companies that provide market data consulting services within the region and will provide analysis and reports to MDC Limited. Such research will be used to assist MDC Limited’s management in better understanding the market trend for strategic planning purposes. We are also responsible for designing the marketing and promotional plans to market INFOmatch for MDC Limited. We will bear the costs of hiring and retaining marketing and public relations professionals but will not bear the organizing costs associated with such marketing events. The costs of organizing these events will be reimbursed by MDC Limited according to actual expenses. We need to obtain approval from MDC Limited for the marketing proposals and estimated expenses before implementing these plans.

MDCI will market the Products to Hong Kong firms that would likely be interested in the service.  MDCI will then refer the interested firms to MDC Limited.  As stated in the agreement, MDCI is entitled to receive a commission of 40% of the total contract value for any new client which MDCI brings to MDC Limited. Moreover, MDCI will receive a total amount of $200,000 from MDC Limited for the consulting services we will provide in the first year. The payment includes the costs of research and analysis of market data, the provision of market analysis reports, the design of marketing and promotional plans and the drafting of a Memorandum of Information. The Memorandum of Information is a marketing document that will be used to locate software development houses. Because MDC Limited is planning to obtain licenses from other software development houses around the globe to resell other software products, it needs a customized document package to explain its business activities, its strength and niche to locate customers for suppliers, and its future plans.

Our president and director, Mr. Wilson Cheung, has contacts within the field of investment banking. Mr. Cheung will contact representatives who have control of the market data management system in their companies and advise them on using INFOmatch.

Overview of Market Data Management System

Financial investment companies use data management systems to incorporate several types of data: reference data, derived data and market data. Reference data contains descriptive information about securities, corporations or individuals. Derived data is computed by various calculators and models and made available to a wide range of applications. Market data refers to real-time or historical information about prices, which is used by professional investors to develop analyses based on historical pricing.

The relatively high cost of market data products, the high pace of technological developments, differences in vendors’ invoicing procedures and the ever-changing dealing room environment all contribute to the complexity in managing market data. In order to support various investment decisions and services, banks and financial institutions normally use a variety of information services software, which provide market data, analysis software, dealing and trading systems and other specialist applications. The major users of this software are financial professionals who perform deals in the trading room. Other users include brokers, asset managers and wealth managers. Each company uses several different types of software and information systems to gather the information it needs.  Normally, banks and financial institutions will acquire software and information services based on its needs. They will also acquire such information services if specific departments request them. However, rapid changes in financial markets may require new information services. When banks and financial institutions acquire new information services, they may still retain some outdated and seldom-used information services, of which they are unaware.  Therefore, duplication of such services incurs unnecessary spending. In these circumstances, market data management systems can provide solutions such as cost management, contract management, invoice checking, budgeting, management reporting, order management and cost analysis of market data. The use of market data management systems can normally reduce the market data expenditures of a company by eliminating duplicate services and unnecessary contract renewals.

Despite the fact that large investing banks like Goldman Sachs, Merrill Lynch, Fidelity Investments, and Citibank are using market data management systems in their Hong Kong offices, many other local financial institutions are not familiar with the use of market data management systems.  We intend to work with MDC Limited to introduce data management systems to these Hong Kong financial institutions. As we mentioned earlier, MDCI will design marketing and promotional plans and offer marketing and public relations professionals to assist

MDC Limited in organizing different marketing events. MDC Limited will also provide technical experts to attend these events and explain the functionality of the Products.

MDCI has signed an agreement with MDC Limited to provide consulting services for a price of $200,000 for one year. The payment includes the provision of research and analysis of market data, market research reports, the design of marketing and promotional plans and the drafting of a Memorandum of Information. The total sum will be paid upon the completion of the above documents. MDCI is also entitled to receive a commission of 40% of the total contract value for any new client that MDCI brings in. MDCI is not required to bring in a minimum number of customers. However, as this part of our revenue is commission based, we will use our best effort to introduce as many customers as possible.  .

About INFOmatch

INFOmatch is a market data management system designed for financial institutions and corporations who want to have better control over their expenditures on financial information services. It was launched in 1994 and has features that let users manage contracts, allocate costs, keep track of historical changes, control access permission and define budgets. By increasing the transparency in using the financial information services, financial institutions and corporations can ensure better utilization of these services and reduce administrative and subscription costs.

The Product includes a management information service that identifies and controls costs for items related to the information services used by professional investors. The Product allows companies to ensure better allocation and control of all details of information costs, check billing accuracy, and procure a correct number of information service licenses. Version 1.0 of the Products was introduced in 1994 and was designed to track contracts and allow for basic cost allocation. Version 2, which was released in 1996, was more advanced and also had several external interfaces to vendors. The Product is now upgraded to Version 3, which is more advanced, faster and more stable than the previous versions.

About Market Data Consultants Limited

Market Data Consultants Limited (“MDC Limited”, the “Vendor”) is a British Virgin Islands company incorporated on January 18, 2006. It is based in Hong Kong. It is a market data consulting company that targets clients within the Asia Pacific region. The company was founded by former senior executives of various market data vendors and investment banks. The management has knowledge of international financial markets. MDC Limited has established several strategic partnerships, alliances and affiliations with a number of companies. It only resells INFOmatch at this moment. It aims to form strategic partnership with other financial software development companies around the globe and be their resellers within the region.

About Screen Consultants

Screen Consultants (“Screen”), a Netherlands incorporated company, is a leading independent Market Data & Financial Technology Specialist for the Financial Services Industry that assists professional investors with the implementation of information systems and technology. It was founded by a group of specialists in the late 1980’s who gained international experience in working in financial trading environments and at financial market data vendors. Screen’s products are designed to optimize the market data management process. INFOmatch is one of the products developed by Screen.  It is a cost, contract and inventory management system. Screen also develops two software programs named Dart and Turais which are used for market data usage analysis. The E-procurement System is an order management system developed by Screen.

Screen has its headquarters in the Netherlands, and it also maintains offices in France, Switzerland, Sweden, and has agents in the USA, Germany, Greece, Japan, Spain, United Kingdom, Tunisia, Italy and Hong Kong. Its principal place of business is at Postelstraat 44, 5211 EB ‘s-Hertogenbosch, The Netherlands. MDC Limited is the only agent appointed by Screen to focus in the market within the Asia Pacific Region.

Customers and Marketing

Our consulting services, which include the preparation of market research reports, the design of marketing and promotional plans, and the drafting of a Memorandum of Information for MDC Limited, may provide us with stable revenue during the first year of operation. The other part of revenue is to introduce new clients to MDC Limited, for which we are entitled to receive a commission of 40% of the total contract value for any new client that MDCI brings in. In the development stage, we will rely on our President, Mr. Wilson Cheung, to provide business contacts of top management in the financial industry, and Mr. Cheung will approach these companies personally and introduce the Products to them. We plan to hire a sales and marketing expert to assist Mr. Cheung within the coming year.

After obtaining MDC Limited’s approval on the marketing plans, we will organize the marketing events with the assistance of MDC Limited. MDCI will provide event organizing experts and public relations agents to be in charge of these marketing events, and MDC Limited will provide technical experts to answer queries raised by the potential clients. In 2006, MDCI and MDC Limited plan to jointly organize three seminars that will target 50 top managers and executives of banks and financial institutions in each seminar. Two of these seminars will be held in Hong Kong, and one will be held in Shenzhen, China. We will invite market data experts in the industry to give speeches on the current trend of market data management in the world.

Other than jointly organized seminars, MDCI and MDC Limited will also join the Financial World Expo 2006 to be held in the Hong Kong Convention and Exhibition Centre, where potential customers can learn about our Products and services.

MDCI will bear the costs in hiring and retaining sales and marketing and public relations professionals but will not be bear the costs associated with the organization of such marketing events. The costs of organizing these events will be reimbursed by MDC Limited according to actual expenses.

Competition

The Company expects to encounter substantial competition in its efforts to introduce new customers to MDC Limited. Because the company is still in the development stage, it has fewer resources and a shorter history than other business-consulting firms.

We have two major competitors: MDSL and The Roberts Group. Our main competitors are both overseas market data software developers and there is no software development house which resells and designs market data management systems in Hong Kong. Some of our potential clients are using the competitors’ software because their overseas mother companies are using the software. Our competitors do not have representative agents in Hong Kong.

Our competitors have greater resources, technical know-how and managerial capabilities than the Company and will be in a better position than the Company to get in touch with large banks and financial institutions. The Company will rely on the existence of contacts of our director, Mr. Wilson Cheung, to locate potential customers.

Employees

We have no full or part-time employees at present. The Company is currently managed by Mr. Wilson Kin Cheung, the President and Director of the Company. We have not signed an employment agreement with Mr. Cheung. Mr. Cheung devotes approximately 25% of his time to our operations. We presently do not have pension, health, annuity, insurance, stock options, profit sharing and similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

We plan to hire four employees in the next twelve months. One will be a sales and marketing expert who can assist Mr. Wilson Cheung to contact potential clients of large financial institutions or banks. The second employee will be responsible for marketing and promotional materials and for writing the Memorandum of Information for MDC Limited. We will hire another employee to act as an event organizer who will be responsible for organizing marketing activities and arranging public relations events for our clients. The fourth employee will take care of general administrative tasks. All employees will be located in the Hong Kong office.

Risk Factors

AN INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING OUR BUSINESS BEFORE PURCHASING ANY OF OUR SHARES OF COMMON STOCK. NO PURCHASE OF OUR COMMON STOCK SHOULD BE MADE BY ANY PERSON WHO IS NOT IN A POSITION TO LOSE THE ENTIRE AMOUNT OF HIS INVESTMENT. THE ORDER OF THE FOLLOWING RISK FACTORS IS PRESENTED ARBITRARILY. YOU SHOULD NOT CONCLUDE THE SIGNIFICANCE OF A RISK FACTOR BECAUSE OF THE ORDER OF PRESENTATION.  THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS AND OPERATIONS COULD BE SERIOUSLY HARMED AS A RESULT OF THESE RISKS.

We have no operating history, and it is difficult to evaluate our financial performance and prospects.

We were incorporated on December 15, 2005 and have not yet commenced our proposed business operations or realized any revenues. As we have no operating history, we cannot evaluate our financial performance and prospects at this moment. We have not completed a sale of the Software to a brokerage firm or a financial services firm yet, and therefore we cannot assure you that we will operate profitably in the future or that we will have adequate working capital to meet our obligations.

We have limited funds available for operating expenses.

We have limited operating capital currently. In the foreseeable future, we expect to incur significant expenses when developing our business in Hong Kong. During the next 12 months, we plan to raise additional capital through sales of unregistered common stock as necessary.  There is no assurance that any such sale will occur. There is a possibility that we will run out of cash, and this may affect our operations and thus the profitability.

We could lose revenue if we fail to fulfill the requirements of our contract with MDC Limited.

According to our contract with MDC Limited, we will provide consulting and reselling services to MDC Limited in return for a total sum of $200,000 plus 40% commissions from each contract signed by a customer introduced by MDCI. The payment includes the provision of research reports, the design of marketing and promotional plans and the drafting of a Memorandum of Information. The payment will be collected upon completion of the reports, proposals and any other documentation we are required to provide. If we fail to meet our clients’ expectations, we may lose revenue or be unable to obtain funds when we need them; receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or be required to provide additional remediation services to clients at no charge.

We depend on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues.

We are a reseller of a market data management software product. Our revenues and future growth depend on our ability to attract and retain qualified employees, in particular, experienced salespersons and marketing professionals who are financially literate. This is especially crucial to our business, as these employees will generate revenues for the Company by selling the Software. We may face difficulties in recruiting and retaining sufficient numbers of qualified employees because the market may not have enough personnel of such kind. In addition, we need to compete with many other companies for qualified employees. If we are unable to retain such employees, we could face a material decline in our revenues.

We depend on the quality of services and good reputation to bring in potential clients.

The Company’s ability to bring in potential clients will greatly depend on the quality of its services and its reputation among its potential clients. Compared to the Company’s competitors, we are still in the development stage and are not as well known in the industry as some of our competitors are. If our clients are dissatisfied with our services or the Company’s reputation is adversely affected for any other reason, our business, result of operations, financial condition and prospects could be materially harmed.

Our success is dependent on retaining key personnel who would be difficult to replace.

Our success depends largely on the continued services of our key management. In particular, our success depends on the continued efforts of Mr. Wilson Cheung, the President and Director of the Company. Mr. Cheung has significant contacts with the Hong Kong business community and is crucial for our business development. There can be no assurance that Mr. Cheung will continue in his present capacities for any particular period of time. We have no employment agreement with Mr. Cheung.  The loss of the services of Mr. Cheung could materially and adversely affect our ability to attract clients and to employ and retain qualified employees. This could have an adverse impact on our business and profitability.

We rely on SCREEN, the developer of the Software,  to upgrade the Software; Changes in user and client requirements or preferences or rapid change in technology may lower the attractiveness of the Software.

As the Company is not the developer of the Software, changes in user and client requirements and preferences, frequent new products, and service introductions comprising new functions could weaken the attractiveness of the Software. The Company’s success will depend on the Vendor’s ability to provide software upgrades and improve its Software capability in addressing the varied needs of prospective clients. Failure to do so could result in the loss of customers or the inability to retain or attract customers.

We are dependent upon one Vendor.

Under an agreement with MDC Limited, we have the right to resell the Software to the potential clients in the Territory. Our ability to increase revenues in the future will depend significantly on our ability to maintain good relationship with MDC Limited. If we are not able to maintain our relationships with MDC Limited, our ability to resell the Software and services will be harmed, and our revenue may decline.

It is difficult to forecast and plan the business because of our limited operating history.

We have no operating history to use to evaluate the Company’s business and its future prospects. As the Company is still in an early development stage, there can be no assurance that we will achieve or sustain profitability on an annual or quarterly basis. Prospective operating results depend on various factors such as the quality of our services, our success in attracting and retaining qualified employees, our ability to gain competitive advantage to compete with other competitors, and the success in building a good reputation and attracting new clients continuously.

Net losses are expected to continue

Our net loss from inception to February 28, 2006 is $4,044, consisting of formation expenses of $563 and general and administrative expenses of $3,484, offset by interest income of $3. We expect losses to continue in the next quarter. To achieve and maintain profitability and positive cash flow, we need to market the Software and develop a good company reputation in order to attract more potential clients. Moreover, we also need to maintain our operation expenses to a minimal amount. We cannot guarantee that we will be successful in generating revenues in the future. Failure to do so may cause us to go out of business.

Mr. Wilson Kin Cheung is the majority shareholder.

The value attributable to the right to vote is diminished as a result of Mr. Cheung having a large share position. Mr. Cheung directly has 100% of the voting power of our outstanding equity. As a result, Mr. Cheung’s votes at the shareholder meetings may have a considerable impact on determining who is elected to the Board of Directors as well as to our management. Provisions in our certificate of incorporation, by-laws may also enhance his control.

Resale of our Shares may be difficult because there is no current market for our Shares, and it is possible that no market will develop. This may reduce or limit the potential value of our shares.

There is no current public market for our shares of common stock, and no assurance that such a public market will develop in the future. Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares.  The lack of a public market or the existence of a public market with little or no activity or liquidity is likely to reduce or limit the potential value of our shares.

If a trading market develops for MDCI’s common stock, it is likely to be subject to the "Penny Stock" Rules of the SEC.  The application of such rules would make transactions in our stock cumbersome and may reduce the value of an investment in MDCI’s stock.

There is no current trading market for the Shares and there can be no assurances that a trading market will develop.  If such a trading market does develop, it will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks."  Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock as long as it is subject to the penny stock rules. In addition, holders of our shares may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Changes in Hong Kong’s political and legal condition could harm our business operations

Our assets and initial business will be in Hong Kong, and we will conduct our initial business activities there. Any changes in political and legal conditions in Hong Kong may influence our operations and financial conditions. We do not expect that Hong Kong’s own legislature, legal and judicial system and economic autonomy will change until the year 2047. However, any changes in political, legal or other conditions in Hong Kong altering this autonomy could have an adverse effect on our business operations and revenue.

U.S. investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against us and our non-U.S. resident director.

All of our operations and our assets are located outside the United States.   In addition, all of our officers and director are foreign citizens.  As a result, it may be difficult or impossible for U.S. investors to enforce judgments of U.S. courts for civil liabilities against any of our individual director or officer.

Reports to Security Holders

After we complete this registration, we will not be required to furnish you with an annual report and we will not be voluntarily sending you an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.  We will be required to file reports with the SEC under section 15(d) of the Securities Act.  The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC Internet site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis or Plan of Operation

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements that include risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Form also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the operation and growth of our business and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in this registration as we are a development stage company with no operations to date. Our ability to generate revenue is subject to substantial risks.

PLAN OF OPERATION

MDCI has signed an agreement with MDC Limited to provide consulting services and reselling services for a total price of $200,000 plus 40% commissions from each contract signed by a customer introduced by MDCI. We will conduct research on market information, statistical data, and company performances of companies that provide market data consulting services within the region. We will provide research data and market research reports to MDC Limited. Such research will be used to assist MDC Limited’s management to better understand market trends for strategic planning purposes. We are also responsible for designing the marketing and promotional plans to market INFOmatch for MDC Limited. MDCI will bear the costs in hiring and retaining marketing and public relations professionals but will not be bear the costs associated with the organization of such marketing events. The costs of organizing these events will be reimbursed by MDC Limited according to actual expenses. MDCI will need to obtain approval from MDC Limited before implementation of such plans.  The payment includes the provision of research reports, the design of marketing and promotional plans and the drafting of a Memorandum of Information. The payment will be collected upon completion of the reports, proposals and any other documentation we are required to provide. The Company may not have enough cash on hand for operating expenses and may need to raise addition capital in the next twelve-month period to satisfy its cash requirements.

On January 9, 2006, the Company issued 1,600,000 shares to Mr. Wilson Cheung in return for $1,600 and obtained a loan of $1,544 from Mr. Wilson Cheung. Operating expenses are to be advanced from Mr. Wilson Cheung to coincide with the prepaid expenses incurred in organizing marketing events. It is expected that Mr. Wilson Cheung will advance a total of $2,000 for the next twelve months to the Company. This sum will be used for general administrative and operating expenses. The Company will need to raise an additional $50,000 for hiring employees and other general and administrative costs of operation within the next twelve months.

In the coming twelve months, we will organize marketing events with the assistance of MDC Limited. MDCI will provide event-organizing experts and public relations agents to be in charge of these marketing events, and MDC Limited will provide technical experts to answer questions raised by the potential clients. In 2006, MDCI and MDC Limited plan to jointly organize three seminars that target 50 top managers and executives of bank and financial institutions in each seminar. Two of these seminars will be held in Hong Kong and one will be held in Shenzhen, China. We will invite market data experts in the industry to give speeches on the current trend of market data management in the world. We aim to raise the awareness of the usage of market data management system and promote the Products to potential clients.

Other than jointly organized seminars, MDCI and MDC Limited will also join the Financial World Expo 2006 to be held in the Hong Kong Convention and Exhibition Centre, where potential customers can learn about our Products and services.

Currently, we are affiliated with only one business partner to introduce new business opportunities and offer our consulting services. The management believes that our ability to succeed depends on our ability to achieve and maintain strategic partnerships with MDC Limited and alliances with more vendors of financial software to introduce new clients and offer consulting services to them. We plan to become affiliated with other financial software vendors to resell financial software products included but not limited to Forex trading system and other online stock trading system. We are not, by contract, restricted from becoming a reseller of a financial software vendor, but we will not pursue to be a reseller of market data management system.

It is anticipated that the Company will spend approximately $10,000 on new equipment such as computers and office facilities and recruit 4 new employees over the next 12 months.

Liquidity and Capital Resources

Our financial statements are stated in U.S. Dollars, and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

We are in the development stage and have experienced no significant change in liquidity, capital resources or shareholders' equity. As of April 15, 2006, we had approximately $2,325 cash and cash equivalent on hand.  As of February 28, 2006, our audited balance sheet reflects total assets of $2,325.

We do not plan to expand our operations until the management believes there is a good business opportunity for expansion. We may need to raise our capital in the next twelve months to fulfill our cash requirements.

In the event that we require more working capital, no commitment to provide the additional capital has been made by our sole shareholder. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all.

The Company plans to fund its future operations through additional sales of its unregistered common stock as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.  We expect that we will receive our consulting fee of US$200,000 within the next twelve months. We shall receive the payment upon completion of the research reports, proposals and other documents described above. MDC Limited will pay us 40% commission based on the value of at least 12 months contracts for each new customer we bring to them, including the software and related consulting services.

As of February 28, 2006, the Company completed a private placement totaling 1,600,000 shares of common stock at a price of $0.001 per share.  The Company issued these 1,600,000 common shares to directors and officers for gross proceeds of $1,600. The sole shareholder and director of the Company advanced a sum of $1,544 as a loan to the Company.

We completed the offering pursuant to Regulation S of the Securities Act. Mr. Cheung represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Appropriate legends were affixed to the stock certificate issued to each purchaser in according with Regulation S. Each investor was given adequate access about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

As of February 28, 2006, Market Data Consultants, Inc. had 1,600,000 common shares outstanding.

Our ability to realize assets and discharge liabilities is dependent on continued funding from companies controlled by the president, the receipt of additional funds from investors, and the establishment of successful operations. Our president, Mr. Wilson Cheung, is also the President and the major shareholder of Super Luck, Inc. He currently owns 8,500,000 common shares of Super Luck, Inc.

Item 3. Description of Property

Office Facilities

We have no real property and currently operate from office space provided by Easterly Financial Investment Limited (“Easterly”), for which we pay no rent. Easterly is located at Room 1901-02, Lucky Building, 39 Wellington Street, Central, Hong Kong. We have no plans to obtain additional office space until our business is more developed.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of May 1, 2006, the ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Wilson Kin Cheung (1) Room 1901-02, 19th Floor, Lucky Building, 39 Wellington Street, Central.	1,600,000	100%

Common	All Officers and Directors as a Group (1 in number)	1,600,000	100%

(1)Mr. Wilson Kin Cheung is a director and executive officer of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

The respective positions and ages of our directors and executive officers and the year in which each director was first elected are shown in the following table. Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified. Vacancies in the existing Board of Directors are filling by majority vote of the remaining Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Name	Age	Position	Director Since

Wilson Kin Cheung	32	President and Director	December 2005

Mr. Wilson Kin Cheung has been the President and a Director of MDCI since December 2005. His responsibilities include general management and financial management. Mr. Cheung also holds the positions of Secretary, Treasurer and Chief Financial Officer.  Prior to joining MDCI, Mr. Cheung worked for First Asia Finance Group Limited, Oriental Patron Asia Limited, Kingsway Capital Limited and Core Pacific - Yamaichi International (H.K.) Limited. He was responsible for corporate finance, financial counseling, mergers & acquisition, related party transactions convertible notes issuance, securities placement and underwriting services. During such employment, Mr. Cheung successfully assisted a number of companies to list on both the Main Board and the GEM board of Hong Kong.  He assisted several Chinese local enterprises and state-owned enterprises successfully listed or having their shares placements in Hong Kong and Singapore these years. Mr. Cheung is a registered member of the Securities and Futures Commission, and he holds a Bachelor of Business degree from Melbourne, Australia.

Significant Employees

We have no employees at this time.  MDCI is managed by its directors and executive officers.

Family Relationships

There is no family relationship between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of Market Data Consultants, Inc.

Item 6. Executive Compensation

At this time, no compensation has been scheduled for members of the Board of Directors or officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and individual performance of each officer.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Long-Term Compensation

Not Applicable

Item 7. Certain Relationships and Related Transactions

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an adhoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities

Common Stock

We are authorized to issue 80,000,000 shares of $ 0.001 par value Common Stock, of which 1,600,000 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights

Each outstanding share of the Common Stock is entitled to one vote in person or by proxy in all matters that may be voted upon by shareholders of the Company, except that in the election of Directors, cumulative voting is permitted.

Cash Dividends

As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights

The holders of the Common Stock have no preemptive or other preferential rights to purchase additional shares of any class of the Company's capital stock in subsequent stock offerings.

Liquidation Rights

In the event of the liquidation or dissolution of the Company, the holders of the Common Stock are entitled to receive, on a pro rata basis, all assets of the Company remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights

The shares of the Company’s Common Stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of the Company’s Common Stock are, and the unissued shares in this offering, when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issued.

Stock Transfer Agent

The Company’s transfer agent is Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, NY 11229.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933.

The Securities and Exchange Commission has issued an interpretative letter which concludes that promoters and affiliates of a blank check company such as us and their transferees are not entitled to rely upon the exemption from registration provided by Rule 144 for purposes of resales of their shares.  Accordingly, any of our shares held by persons who may be deemed to be our promoters or affiliates, or their transferees, may only resell their securities through a registered offering.  On February 28, 2006, the Company's shares were owned by one registered shareholder with 1,600,000 shares outstanding. No dividends have been paid or declared by us since inception, and we do not plan to issue dividends in the near future.

Item 2. Legal Proceedings

Market Data Consultants, Inc. does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

Item 3. Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

As of February 28, 2006, the Company has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration

Wilson Kin Cheung	01/09/2006	1,600,000	$1,600
Room 1901-02, Lucky Building,
39 Wellington Street,
Central, Hong Kong.

For each of the above share issues we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5. Indemnification of Directors and Officers

The Company’s Articles of Incorporation and Bylaws include provisions requiring the Company to provide indemnification for officers, directors, and other persons.  The following describes the terms of the indemnification:

(a)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Part F/S

  Item 1. Audited Financial Statements

(For the Period from December 15, 2005 to February 28, 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the sole director and stockholder of Market Data Consultants, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheet of Market Data Consultants, Inc. (the “Company”) as of February 28, 2006, and the related statements of operations, stockholder’s (deficit) and cash flows for the period from December 15, 2005 (date of incorporation) to February 28, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Market Data Consultants, Inc. as of February 28, 2006, and the results of its operations and its cash flows for the period from December 15, 2005 (date of incorporation) to February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in Note 1 to the financial statements, the Company is a development stage company and has an accumulated (deficit) as of February 28, 2006, these factors raise substantial doubt about its ability to continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF

Certified Public Accountants

Hong Kong

March 15, 2006

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

AS OF FEBRUARY 28, 2006

US$

ASSETS

Current assets
Cash and cash equivalents	2,325

Total assets	2,325

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities
Accrued audit fee	3,225
Amount due to a stockholder (Note 7)	1,544

Total liabilities	4,769

Stockholder’s (deficit)
Common stock - US$0.001 par value (Note 4) :
authorized 80,000,000 shares; 1,600,000 shares issued and outstanding	1,600
Accumulated (deficit) during development period	(4,044)

Total stockholder’s (deficit)	(2,444)

Total liabilities and stockholder’s (deficit)	2,325

See accompanying notes to financial statements.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

US$

Revenue	-

Expenses
Formation expenses	563
General and administrative expenses	3,484

Loss from operations	(4,047)
Interest income	3

Loss before income taxes	(4,044)
Income taxes (Note 2)	-

Net loss	(4,044)

Net loss per common share :
Basic and diluted (Note 3)	(0.0038)

Weighted average number of shares :
Basic and diluted	1,073,684

See accompanying notes to financial statements.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDER’S (DEFICIT)

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

			Accumulated
	Common stock		(deficit) during
			development
	No. of	Amount	period	Total
	shares	US$	US$	US$
Issuance of common stock
on January 9, 2006 (Note 4)	1,600,000	1,600	-	1,600

Net loss	-	-	(4,044)	(4,044)

Balance, February 28, 2006	1,600,000	1,600	(4,044)	(2,444)

See accompanying notes to financial statements.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

US$

Cash flows from operating activities :
Net loss	(4,044)
Change in liabilities :
Increase in accrued fee	3,225

Net cash used in operating activities	(819)

Cash flows from financing activities :
Proceeds from issuance of common stock	1,600
Advance from a stockholder	1,544

Net cash provided by financing activities	3,144

Net change in cash and cash equivalents	2,325

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	2,325

Cash paid for :
Income taxes paid	-
Interest paid	-

See accompanying notes to financial statements.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

NOTES

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Corporate information

Market Data Consultants, Inc. (the “Company”) was incorporated in the State of Delaware on December 15, 2005 for the purpose of exploring new business opportunities.

On February 1, 2006, the Company entered into a service agreement with Market Data Consultants Limited (“MDCL”) which is a computer software company and has acquired certain computer software license.  MDCL is not a related company although its name is similar to the name of the Company.  Pursuant to the agreement, the Company shall provide consultancy services to MDCL by looking for new business opportunities, referring potential clients to MDCL and preparing a memorandum of information efficiently.

The Company has not rendered any consultancy services to MDCL and is a development stage company during the period.

Continuance of operations

These financial statements are prepared on a going concern basis, which considers the realization of assets and satisfaction of liabilities in the normal course of business. As of February 28, 2006, the Company had cash and cash equivalents of US$2,325, net current liabilities and stockholder’s (deficit) of US$2,444 and accumulated (deficit) of US$4,044 respectively.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the sole stockholder and seeking for profitable business opportunities.  However, the Company has no assurance with respect to these plans.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and cash equivalents

Cash equivalents comprise highly liquid investments with original maturity of three months or less. At February 28, 2006, cash and cash equivalents consist of bank balance of US$2,325 denominated in Hong Kong dollars (“HKD”).

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

NOTES

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

            (CONT’D)

Concentration of risk

The Company maintains a HKD savings account with a commercial bank in Hong Kong, which are financial instruments that are potentially subject to concentration of credit risk.  During the reporting period, the Company has not engaged in any hedging activities.

Income taxes

The Company accounts for income tax in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that these deferred tax assets will not be realized.

Foreign currency translation

The Company keeps cash and cash equivalents and incurred expenses in HKD during the reporting period and thus HKD is considered to be the functional currency.  The Company translates the monetary assets and liabilities at year-end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period.  Exchange gains and losses arising on translation are included in earnings.

During the reporting period, there was no exchange difference.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes during the reporting period.  Actual results could differ from those estimates.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

NOTES

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

            (CONT’D)

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accrued audit fee and amount due to a stockholder.  Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values.  Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

2.

INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows :

US$

Loss before income taxes	(4,044)

Expected benefit at statutory rate of 34%	(1,375)
Valuation allowance	1,375

-

Recognized deferred income tax asset is as follows :

Operating losses available for future periods	1,375
Valuation allowance	(1,375)

-

At February 28, 2006, the Company has incurred operating losses of US$4,044 which, if unutilized, will expire through to 2026.  Future tax benefits arising as a result of these losses have been offset by a valuation allowance.

MARKET DATA CONSULTANTS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 15, 2005 TO FEBRUARY 28, 2006

NOTES

3.

NET LOSS PER SHARE

During the reporting period, the Company did not issue any dilutive instruments, such as options or warrants.  Accordingly, the reported basic and diluted loss per share is the same.

4.

COMMON STOCK

The Company was incorporated on December 15, 2005 with authorized capital of 80,000,000 shares of common stock of US$0.001 par value.  On January 9, 2006, 1,600,000 shares of common stock of US$0.001 par value totaling US$1,600 was issued for cash.

5.

STOCK INCENTIVE PLAN

The Company has not established any stock incentive plan since its incorporation.

6.

COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingent liabilities as of February 28, 2006.

7.

RELATED PARTY TRANSACTIONS

The sole stockholder, who is also the director, advanced US$1,544 to the Company financing its working capital during the period.  The advance is interest-free, unsecured and repayable on demand.

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

Exhibit Number	Description of Exhibits

2.1	Certificate of Incorporation
2.2	Bylaws
6.1	Contract with Market Data Consultants Limited signed on February 1, 2006
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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKET DATA CONSULTANTS, INC.

By: /s/ Wilson Cheung

Wilson Cheung, President and Director

Date: May 18, 2006